Management's Discussion and Analysis

Of Financial Condition and Results of Operations

The following is a discussion of our financial condition and the financial condition of our bank subsidiary, Unity National Bank, at December 31, 2004 and 2003 and the results of operations for the years then ended. The purpose of this discussion is to focus on information about our financial condition and results of operations that are not otherwise apparent from our audited consolidated financial statements. Reference should be made to those statements and the selected financial data presented elsewhere in this report for an understanding of the following discussion and analysis.

Forward-Looking Statements

We may from time to time make written or oral forward-looking statements, including statements contained in filings with the Securities and Exchange Commission and our reports to stockholders. Statements made in this report, other than those concerning historical information, should be considered forward-looking and subject to various risks and uncertainties. Forward-looking statements are made based upon management's belief as well as assumptions made by, and information currently available to, management pursuant to "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. Our actual results may differ materially from the results anticipated in forward-looking statements due to a variety of factors, including governmental monetary and fiscal policies, deposit levels, loan demand, loan collateral values, securities portfolio values, interest rate risk management, the effects of competition in the banking business from other commercial banks, thrifts, mortgage banking firms, consumer finance companies, credit unions, securities brokerage firms, insurance companies, money market funds and other financial institutions operating in our market area and elsewhere, including institutions operating through the Internet, changes in governmental regulation relating to the banking industry, including regulations relating to branching and acquisitions, failure of assumptions underlying the establishment of reserves for loan losses, including the value of collateral underlying delinquent loans and other factors. We caution that these factors are not exclusive. We do not undertake to update any forward-looking statement that may be made from time to time by us, or on our behalf.

Critical Accounting Policies

We have adopted various accounting policies which govern the application of accounting principles generally accepted in the United States of America in the preparation of our financial statements. Our significant accounting policies are described in the footnotes to the consolidated financial statements at December 31, 2004.

Certain accounting policies involve significant judgments and assumptions by us which have a material impact on the carrying value of certain assets and liabilities. We consider these accounting policies to be critical accounting policies. The judgments and assumptions we use are based on historical experience and other factors, which we believe to be reasonable under the circumstances. Because of the nature of the judgments and assumptions we make, actual results could differ from these judgments and estimates which could have a material impact on our carrying values of assets and liabilities and our results of operations.

We believe the allowance for loan losses is a critical accounting policy that requires the most significant judgments and estimates used in preparation of our consolidated financial statements. Refer to the portion of this discussion that addresses our allowance for loan losses for a description of our processes and methodology for determining our allowance for loan losses.

Overview

Our 2004 results were highlighted by reporting net income of $1,610,487. Loan and deposit growth was strong for the year while operating expenses remained at acceptable levels.

Financial Condition at December 31, 2004 and 2003

The following is a summary of our balance sheets for the years indicated:

	December 31,
	2004	2003
	(Dollars in Thousands)
Cash and due from banks	$2,817	$2,898
Interest-bearing deposits in banks	132	59
Federal funds sold	3,668	-
Securities	15,487	12,282
Loans, net	165,074	136,390
Premises and equipment	8,091	4,993
Other assets	4,192	3,227
	199,461	159,849

Total deposits	$161,410	129,470
Total borrowings	22,243	16,202
Other liabilities and redeemable common stock	925	964
Stockholders' equity	14,883	13,213
	$199,461	$159,849

As of December 31, 2004, we had total assets of $199.5 million, an increase of 25% over December 31, 2003. Total interest-earning assets were $184.4 million at December 31, 2004 or 92% of total assets as compared to 93% of total assets at December 31, 2003. Our primary interest-earning assets at December 31, 2004 were loans, which made up 90% of total interest-earning assets as compared 92% at December 31, 2003. Our loan to total funding ratio was 91% at December 31, 2004 as compared to 94% at December 31, 2003. Increased funding levels from deposit growth of $31.9 million and borrowings of $2.9 million were used primarily to fund loan growth of $28.7 million.

Our securities portfolio was $15.5 million at December 31, 2004, compared to $12.3 million at December 31, 2003. Funds in excess of the loan portfolio are generally used to purchase investments to acquire an acceptable yield on funds. Fixed assets increased $3.0 million in 2004 over year ending 2003 levels. During 2004, our permanent Rome facility and an Operations Center were completed and placed in use. Additionally, we had purchased a lot for another banking facility.

Liquidity and Capital Resources

The purpose of liquidity management is to ensure that there are sufficient cash flows to satisfy demands for credit, deposit withdrawals, and other needs. Traditional sources of liquidity include asset maturities and growth in core deposits. A company may achieve its desired liquidity objectives from the management of assets and liabilities and through funds provided by operations. Funds invested in short-term marketable instruments and the continuous maturing of other earning assets are sources of liquidity from the asset perspective. The liability base provides sources of liquidity through deposit growth, the maturity structure of liabilities, and accessibility to external sources of funds.

As our loan demand has continued to increase, we have increased the use of external funding sources in a manner to achieve acceptable net interest margins and to relegate interest rate risk in the balance sheet. Federal Home Loan Bank ("FHLB") advances were $19.1 million at December 31, 2004 compared to $11.0 million at December 31, 2003. The Bank also used FHLB advances to lock in acceptable margins, as they proved more economically acceptable compared to other external funding sources. Secondary market time deposits stood at $23.3 million at December 31, 2004 compared to $34 million for the same period last year.

Scheduled loan payments are a relatively stable source of funds, but loan payoffs and deposit flows fluctuate significantly, being influenced by interest rates and general economic conditions and competition. We attempt to price our deposits to meet our asset/liability objectives consistent with local market conditions.

Our liquidity and capital resources are monitored on a periodic basis by management and Federal regulatory authorities. As determined under guidelines established by the Asset/Liability Committee and acceptable current banking practices, our core liquidity ratio of 12.48% at December 31, 2004, was within our target range of 10% - 35%.

At December 31, 2004, we had loan commitments outstanding of approximately $19.8 million. Because these commitments generally have fixed expiration dates and many will expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. If needed, we have the ability to borrow and purchase federal funds from other financial institutions. At December 31, 2004, we had an arrangement with a correspondent commercial bank for short-term unsecured advances of $4.5 million. Also in place with a correspondent commercial bank is a security repurchase agreement utilizing securities available for sale as the underlying collateral with a line of secured credit of approximately $5 million. At December 31, 2004, we also had the ability to borrow an additional $9.4 million from the Federal Home Loan Bank. By having this readily available credit, our secondary, or liability, liquidity ratio was 46%, substantially higher than our 20% minimum directive.

At December 31, 2004, our capital levels were adequate based on regulatory minimum capital requirements. Our stockholders' equity increased primarily due to net income of $1,610,487. For regulatory purposes, the net unrealized gains on securities available-for-sale are excluded in the computation of the capital ratios.

In the future, our primary source of funds available to Unity Holdings, Inc. will be the payment of dividends by the Bank. Banking regulations limit the amount of the dividends that may be paid without prior approval of the bank's regulatory agency. Currently, the Bank can pay $3,932,000 of dividends without regulatory approval.

The minimum capital requirements to be considered "well capitalized" under prompt corrective action provisions and the actual capital ratios for us and the Bank as of December 31, 2004 are as follows:

	Actual Capital Ratios		Regulatory
	Consolidated	Bank	Requirements
Leverage capital ratio	9.22%	7.93%	5.00%
Risk-based capital ratios:
Core capital	10.52%	9.06%	6.00%
Total capital	11.77%	10.31%	10.00%

These ratios may decline as asset growth continues, but are expected to exceed the regulatory minimum requirements. Anticipated future earnings will assist in keeping these ratios at satisfactory levels. We have adequate cash resources and a line of credit available at the holding company level to maintain "well-capitalized" status at the subsidiary bank.

As of December 31, 2004, we had a commitment to construct an additional banking office in Cartersville, Georgia. As of

December 31, 2004, $23,000 of cost had been incurred on the construction project. The building will be completed May 1, 2005. Once all final expenditures are made, we expect the total cost of the new facility to be approximately $1,300,000.

We believe that our liquidity and capital resources are adequate and will meet our foreseeable short and long-term needs. We anticipate that we will have sufficient funds available to meet current loan commitments and to fund or refinance, on a timely basis, our other material commitments and liabilities.

Management is not aware of any known trends, events or uncertainties, other than those discussed above, that will have or that are reasonably likely to have a material effect on our liquidity, capital resources or operations. Management is also not aware of any current recommendations by the regulatory authorities that, if they were implemented, would have such an effect.

Effects of Inflation

The impact of inflation on banks differs from its impact on non-financial institutions. Banks, as financial intermediaries, have assets which are primarily monetary in nature and that tend to fluctuate in concert with inflation. A bank can reduce the impact of inflation if it can manage its rate sensitivity gap. This gap represents the difference between rate sensitive assets and rate sensitive liabilities. We, through our asset/liability committee, attempt to structure the assets and liabilities and manage the rate sensitivity gap, thereby seeking to minimize the potential effects of inflation. For information on the management of our interest rate sensitive assets and liabilities, see "Asset/Liability Management".

Results of Operations For The Years Ended December 31, 2004 and 2003

The following is a summary of our operations for the years indicated.

	December 31,
	2004	2003
	(Dollars in Thousands)
Interest income	$10,949	$9,450
Interest expense	3,930	3,474
Net interest income	7,019	5,976
Provision for loan losses	732	495
Other income	1,090	1,070
Other expenses	4,994	4,515
Pretax income	2,383	2,036
Income taxes	773	673
Net income	$1,610	$1,363

Net Interest Income

Our results of operations are determined by our ability to manage interest income and expense effectively, to minimize loan and investment losses, to generate non-interest income, and to control operating expenses. Because interest rates are determined by market forces and economic conditions, our ability to generate net interest income depends on our ability to obtain an adequate net interest spread between the rate we pay on interest-bearing liabilities and the rate we earn on interest-earning assets.

Our tax equivalent net yield on average interest-earning assets was 4.22% in 2004 as compared to 4.36% in 2003. Average net loans increased by $28.6 million, which accounted for the majority of a $29.2 million increase in total average interest-earning assets. Average interest-bearing liabilities increased by $26.5 million with average external borrowings accounting for the vast majority of this increase. The rate earned on average interest-earning assets decreased to 6.58% in 2004 from 6.89% in 2003. The rate paid on average interest-bearing liabilities decreased to 2.65% in 2004 from 2.85% in 2003. Net yields on earning assets saw a decrease during 2004, and our cost of funds saw decreases as the Company restructured its funding sources. Recent increases in the interest rate environment should improve the margin, as our loan portfolio reprices upward while funding sources will be held as steady as the market will allow.

Provision for Loan Losses

The provision for loan losses was $732,000 and $495,000 in 2004 and 2003, respectively. The amounts provided were due primarily to the growth of the portfolio, loan loss experience, and to our assessment of the inherent risk in the portfolio. Net charge-offs for 2004 were $340,000 as compared to $100,000 for 2003. As of December 31, 2004, we had nonperforming loans and assets of $457,000 as compared to $726,000 at December 31, 2003. Based upon our evaluation of the loan portfolio, we believe the allowance for loan losses to be adequate to absorb losses on existing loans that may become uncollectible. Our evaluation considers significant factors relative to the credit risk and loss exposure in the loan portfolio, including past due and classified loans, historical experience, underlying collateral values, and current economic conditions that may affect the borrower's ability to repay. The allowance for loan losses is evaluated by segmenting the loan portfolio into unclassified and classified loans. The unclassified loans are further segmented by loan type with an allowance percentage applied to each type in order to establish a general allowance for loan losses. The allowance percentage determined is based upon our experience specifically and the historical experience of the banking industry generally. The classified loans, including impaired loans, are analyzed individually in order to establish a specific allowance for loan losses. The allowance for loan losses as a percentage of total loans was 1.35% at December 31, 2004 and at December 31, 2003.

Other Income

Other income consists of service charges on deposit accounts, mortgage loan origination fees, and other miscellaneous revenues and fees. Other income was $1,090,000 in 2004 as compared to $1,070,000 for 2003. Service charges on deposit accounts increased $69,000 for the year ended December 31, 2004 as compared to the same period in 2003. However, mortgage origination fee income decreased $71,000 for 2004 as compared to 2003. We expect mortgage fees to rebound as we have added additional mortgage originators. Expected increases in mortgage rates could hinder expected growth in this area.

Other Expenses

Other expenses of $4,993,000 for 2004 represent an approximately 11% increase over the $4,515,000 posted for 2003. Salaries and employee benefits increased $235,000. Data processing and other equipment expenses increased $48,000 for 2004 over 2003. As business volumes grow, so do our processing and personnel costs. The increase in total other operating expenses is directly related to the overall growth of the Bank.

Income Tax

Income tax expense was $773,000 in 2004 as compared to $673,000 in 2003. The rate of income tax compared to pretax income was 32% in 2004 as compared to 33% in 2003.

Asset/Liability Management

Our objective is to manage assets and liabilities to provide a satisfactory, consistent level of profitability within the framework of established cash, loan, investment, borrowing, and capital policies. Specific officers are charged with the responsibility for monitoring policies and procedures designed to ensure acceptable composition of the asset/liability mix. Management's overall philosophy is to support asset growth primarily through growth of core deposits of all categories made by local individuals, partnerships, and corporations.

Our asset/liability mix is monitored on a regular basis with a report reflecting the interest rate-sensitive assets and interest rate-sensitive liabilities being prepared and presented to the Bank's Board of Directors on a quarterly basis. The objective of this policy is to monitor interest rate-sensitive assets and liabilities so as to minimize the impact of substantial movements in interest rates on earnings. An asset or liability is considered to be interest rate-sensitive if it will reprice or mature within the time period analyzed, usually one year or less. The interest rate-sensitivity gap is the difference between the interest-earning assets and interest-bearing liabilities scheduled to mature or reprice within such time period. A gap is considered positive when the amount of interest rate-sensitive assets exceeds the amount of interest rate-sensitive liabilities. A gap is considered negative when the amount of interest rate-sensitive liabilities exceeds the interest rate-sensitive assets. During a period of rising interest rates, a negative gap would tend to affect net interest income adversely, while a positive gap would tend to result in an increase in net interest income. Conversely, during a period of falling interest rates, a negative gap would tend to result in an increase in net interest income, while a positive gap would tend to affect net interest income adversely. If our assets and liabilities were equally flexible and moved concurrently, the impact of any increase or decrease in interest rates on net interest income would be minimal.

A simple interest rate "gap" analysis by itself may not be an accurate indicator of how net interest income will be affected by changes in interest rates. Accordingly, we also evaluate how the repayment of particular assets and liabilities is impacted by changes in interest rates. Income associated with interest-earning assets and costs associated with interest-bearing liabilities may not be affected uniformly by changes in interest rates. In addition, the magnitude and duration of changes in interest rates may have a significant impact on net interest income. For example, although certain assets and liabilities may have similar maturities or periods of repricing, they may react in different degrees to changes in market interest rates. Interest rates on certain types of assets and liabilities fluctuate in advance of changes in general market rates, while interest rates on other types may lag behind changes in general market rates. In addition, certain assets, such as adjustable rate mortgage loans, have features (generally referred to as "interest rate caps and floors") that limit changes in interest rates. Prepayment and early withdrawal levels also could deviate significantly from those assumed in calculating the interest rate gap. The ability of many borrowers to service their debts also may decrease during periods of rising interest rates.

Changes in interest rates also affect our liquidity position. We currently price deposits in response to market rates and it is management's intention to continue this policy. If deposits are not priced in response to market rates, a loss of deposits could occur that would negatively affect our liquidity position.

At December 31, 2004, our cumulative one year interest rate-sensitivity gap ratio was 0.87. Our targeted ratio is 0.75 to 1.25 in this time horizon. If our assets and liabilities were equally flexible and moved concurrently, the impact of any increase or decrease in interest rates on net interest income would be virtually nonexistent. The current ratio indicates that our balance sheet is responsive to interest rates and can be adjusted to take advantage of several interest rate scenarios.

The following table sets forth the distribution of the repricing of our interest-earning assets and interest-bearing liabilities as of December 31, 2004, the interest rate-sensitivity gap, the cumulative interest rate-sensitivity gap, the interest rate-sensitivity gap ratio and the cumulative interest rate-sensitivity gap ratio. The table also sets forth the time periods in which interest-earning assets and interest-bearing liabilities will mature or may reprice in accordance with their contractual terms. However, the table does not necessarily indicate the impact of general interest rate movements on the net interest margin as the repricing of various categories of assets and liabilities is subject to competitive pressures and the needs of our customers. The non-maturity deposit portfolio, for example, can reprice in its entirety at any time. However, rate changes on several types of these deposits happen rarely. In addition, various assets and liabilities indicated as repricing within the same period may in fact, reprice at different times within such period and at different rates.

	Within	Over Three	Over One	After
	Three	Months To	Year to	Three
	Months	One Year	Three Years	Years	Total
	( Dollars in Thousands)
Interest-earning assets:
Interest-bearing deposits in banks	132	-	-	-	132
Fed funds Sold	3,668				3,668
Securities	1,613	476	135	13,263	15,487
Loans	76,564	22,060	34,632	34,077	167,333
Total	81,977	22,536	34,767	47,340	186,620

Interest-bearing liabilities:
Interest-bearing demand deposits	13,489	-	-	-	13,489
Savings & Money Market Deposits	50,949	-	-	-	50,949
Time Deposits	9,909	39,448	25,169	9,545	84,071
Federal Funds Purchased	-	-	-	-	0
Other Borrowings	3,450	450	2,250	13,000	19,150
Subordinated Debentures	3,093	-	-	-	3,093
Total	80,890	39,898	27,419	22,545	170,752

Interest rate sensitivity gap	1,087	(17,362)	7,348	24,795	15,868
Cumulative interest rate sensitivity gap	1,087	(16,275)	(8,927)	15,868
Interest rate sensitivity gap ratio	1.01	0.56	1.27	2.10
Cumulative interest rate sensitivity gap ratio	1.01	0.87	0.94	1.09

SELECTED FINANCIAL INFORMATION AND STATISTICAL DATA

The following tables and schedules set forth certain significant financial information and statistical data with respect to: the distribution of assets, liabilities and stockholders' equity, the interest rates we experience; our investment portfolio; our loan portfolio, including types of loans, maturities, and sensitivities of loans to changes in interest rates and information on nonperforming loans; summary of the loan loss experience and allowance for loan losses; types of deposits and the return on equity and assets.

DISTRIBUTION OF ASSETS, LIABILITIES, AND STOCKHOLDERS' EQUITY:

INTEREST RATES AND INTEREST DIFFERENTIALS

Average Balances

The condensed average balance sheet for the period indicated is presented below. (1)

	December 31,
	2004	2003
	(Dollars in Thousands)
Cash and due from banks	$2,859	$2,646
Interest-bearing deposits in banks	171	218
Taxable securities	7,692	8,680
Tax exempt securities	5,727	4,414
Securities valuation account	(41)	125
Federal funds sold	2,126	1,680
Loans (2)	150,704	122,142
Allowance for loan losses	(2,012)	(1,689)
Other assets	8,614	7,646
	$175,840	$145,862
Total interest-earning assets	$166,420	$137,134

LIABILITIES AND STOCKHOLDERS' EQUITY

Deposits:
Noninterest-bearing demand	$12,546	$10,613
Interest-bearing demand, including MMDA	41,349	32,403
Savings	3,176	2,359
Time	84,004	78,253
Total deposits	141,075	123,628
Federal funds purchased and repurchase agreements	617	1,129
Other borrowings	19,284	7,836
Other liabilities	629	757
Total liabilities	161,605	133,350
Stockholders' equity	14,235	12,512
	$175,840	$145,862
Total interest-bearing liabilities	$148,430	121,980

(1) Average balances were determined using the daily average balances during the year for each category.

(2) Nonaccrual loans included in average loans were $453,000 and $781,000 in 2004 and 2003, respectively.

Interest Income and Interest Expense

The following tables set forth the amount of our interest income and interest expense for each category of interest-earning assets and interest-bearing liabilities and the average interest rate for total interest-earning assets and total interest-bearing liabilities, net interest spread and net yield on average interest-earning assets.

	Years Ended December 31,
	2004		2003
(Dollars in 000s)	Interest	AverageRate	Interest	AverageRate
INTEREST INCOME:
Interest and fees on loans (1)	$10,321	6.85%	$ 8,833	7.23%
Interest on taxable securities	339	4.41	402	4.63
Interest on tax exempt securities	256	4.47	194	4.39
Interest on federal funds sold	30	1.41	18	1.07
Interest on deposits in banks	3	1.75	3	1.38
Total interest income	10,949	6.58	9,450	6.89

INTEREST EXPENSE:
Interest on interest-bearing demand deposits and MMDA	650	1.57	385	1.19
Interest on savings deposits	38	1.20	28	1.19
Interest on time deposits	2,744	3.27	2,883	3.68
Interest on Borrowings (2)	498	2.58	178	1.98
Total interest expense	3,930	2.65	3,474	2.85
NET INTEREST INCOME	$7,019		$ 5,976
Net interest spread		3.93%		4.04%
Net yield on interest-earning assets		4.22%		4.36%

(1) Interest and fees on loans include $894,000 and $822,000 in loan fee income for the years ended December 31, 2004 and 2003, respectively. Interest income recognized on nonaccrual loans during 2004 and 2003 was insignificant.

(2) Includes interest on federal funds purchased and other borrowings.

Rate and Volume Analysis

The following table describes the extent to which changes in interest rates and changes in volume of interest-earning assets and interest-bearing liabilities have affected our interest income and expense during the year indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (1) change in volume (change in volume multiplied by old rate); (2) change in rate (change in rate multiplied by old volume); and (3) a combination of change in rate and change in volume. The changes in interest income and interest expense attributable to both volume and rate have been allocated proportionately on a consistent basis to the change due to volume and the change due to rate.

	Year Ended December 31,
	2004 vs. 2003
	Rate	Volume	Net
Increase (decrease) in:
Income from interest-earning assets:
Interest and fees on loans	$(466)	1,954	1,488
Interest on taxable securities	(19)	(44)	(63)
Interest on tax exempt securities	4	58	62
Interest on federal funds sold	6	6	12
Interest on deposits in banks	1	(1)	-
Total interest income	(475)	1,974	1,499

Expense from interest-bearing liabilities:
Interest on interest-bearing demand deposits and MMDA	124	141	265
Interest on savings deposits	0	10	10
Interest on time deposits	(324)	185	(139)
Interest on borrowings	47	273	320
Total interest expense	(152)	608	456
NET INTEREST INCOME	$(323)	1,366	1,043

INVESTMENT PORTFOLIO

Types of Investments

Our securities portfolio, consisting of U.S. Government and Agency, mortgage-backed, municipal and restricted equity securities, amounted to $15.5 million at December 31, 2004, a 26% increase from the $12.3 million at December 31, 2003. Strong growth in the deposit base allowed us to place excess funds into the investment portfolio. We have not specifically identified any securities for sale in future periods that, if so designated, would require a charge to operations if the market value would not be reasonably expected to recover prior to the time of sale.

The carrying amounts of securities and the corresponding interest yield, which are all classified as available-for-sale, are summarized as follows:

	December 31, 2004
		Weighted
	Amortized	Average	Fair
	Cost	Yield (1)	Value
	(Dollars in Thousands)
U.S. Government and agency securities	7,223	4.54	7,190
Mortgage-backed securities	478	2.85	481
Municipal securities	5,964	6.39	6,110
Restricted equity securities	1,705	5.48	1,705
	15,370	5.29	15,486

	December 31, 2003
		Weighted
	Amortized	Average	Fair
	Cost	Yield (1)	Value
	(Dollars in Thousands)
U.S. Government and agency securities	4,503	4.91	4,497
Mortgage-backed securities	770	4.39	773
Municipal securities	5,695	3.17	5,712
Restricted equity securities	1,300	4.68	1,300
	12,268	4.55	12,282

(1) The weighted average yields were computed using coupon interest, adding discount accretion or subtracting premium amortization, as appropriate, on a ratable basis over the life of each security.

(2) Yields on municipal securities are presented on a tax equivalent basis

Maturities

The amounts of debt securities, including the weighted average yield in each category as of December 31, 2004 are shown in the following table according to contractual maturity classifications (1) one year or less, (2) after one through three years, (3) after three through five years and (4) after five years. Restricted equity securities are not included in the table because they have no contractual maturity.

	December 31, 2004
	Amortized Cost	Weighted Average Yield (1)	Fair Value
	(Dollars in Thousands)
One Year or Less	-		-
One to Three Years	130	5.85	136
Three to Five Years	1,693	4.14	1,699
Over Five Years	11,843	5.44	11,946
	13,666	5.23	13,781

(1) The weighted average yields were computed using coupon interest, adding discount accretion or subtracting premium amortization, as appropriate, on a ratable basis over the life of each security.

LOAN PORTFOLIO

We generally require that loans collateralized by real estate not exceed the collateral values by the following percentages for each type of real estate loan as follows:
One- to four-family residential properties	85%
Construction loans on one- to four-family residential properties	80%
Nonresidential property	80%

For commercial, consumer, and other non-real estate loans, we require collateral commensurate with the repayment ability and creditworthiness of the borrower.

The specific economic and credit risks associated with our loan portfolio, especially the real estate portfolio, include, but are not limited to, a general downturn in the economy which could affect unemployment rates in our market area, general real estate market deterioration, interest rate fluctuations, deteriorated or non-existing collateral, title defects, inaccurate appraisals, financial deterioration of borrowers, fraud, and any violation of banking protection laws. Construction lending can also present other specific risks to the lender such as whether developers can find builders to buy lots for home construction, whether the builders can obtain financing for the construction, whether the builders can sell the home to a buyer, and whether the buyer can obtain permanent financing. Currently, real estate values and employment trends in our market area are stable. However, global uncertainties could negatively impact the local economy.

We attempt to reduce these economic and credit risks not only by adhering to loan to value guidelines, but also by investigating the creditworthiness of the borrower and monitoring the borrower's financial position. Also, we establish and periodically review our lending policies and procedures. National banking regulations limit exposure by prohibiting loan relationships that exceed 15% of the Bank's statutory capital. Because of the Company's capital strength, the Company qualifies for the OCC's pilot lending program, which increases the lending limit to approximately $4,409,000.

 Types of Loans

The amounts of loans outstanding at the indicated dates are shown in the following table according to the type of loan.

	December 31,
	2004	2003
	(Dollars in Thousands)
Commercial, financial and agricultural	$ 16,565	$ 11,106
Real estate -- construction	26,353	21,522
Real estate -- mortgage	106,870	97,263
Consumer, installment and other	17,866	8,683
	167,654	138,575
Unearned income	(321)	(318)
Allowance for loan losses	(2,259)	(1,866)
Loans, net	165,074	136,390

Maturities and Sensitivities of Loans to Changes in Interest Rates

Total loans as of December 31, 2004 are shown in the following table according to contractual maturity.

	Commercial	Construction	Other	Total
	(Dollars in Thousands)
Within Three Months	6,545	22,260	48,241	77,023
Over Three Months to One Year	3,498	4,093	14,469	22,060
Over One Year to Three Years	3,740	-	30,891	34,631
Over Three Years	2,782	-	31,135	33,917
	16,565	26,353	124,736	167,654

The following table summarizes loans at December 31, 2004 with due dates after one year that have predetermined and floating or adjustable interest rates.

(Dollars in Thousands)
Predetermined interest rates	42,999
Floating or adjustable interest rates	25,549
68,548

Risk Elements

Information with respect to nonaccrual, past due, restructured and other problem loans at December 31, 2004 and 2003 is as follows:

	December 31,
	2004	2003
	(Dollars in Thousands)
Nonaccrual loans	$ 456	$ 726
Loans contractually past due ninety days or more as to interest or more as to interest or principal payments and still accruing	2	351
Restructured loans	253	205
Potential problem loans	1,143	1,147
Interest income that would have been recorded on nonaccrual and restructured loans under original terms	37	36
Interest income that was recorded on nonaccrual and restructured loans	17	10

Potential problem loans are defined as loans about which we have serious doubts as to the ability of the borrower to comply with the present loan repayment terms and which may cause the loan to be placed on nonaccrual status, to become past due more than ninety days, or to be restructured.

It is our policy to discontinue the accrual of interest income when, in the opinion of management, collection of interest becomes doubtful. This status is accorded interest when (1) there is a significant deterioration in the financial condition of the borrower and full repayment of principal and interest is not expected and (2) the principal or interest is more than ninety days past due, unless the loan is both well-secured and in the process of collection.

Loans that are classified for regulatory purposes as loss, doubtful, substandard, or special mention that have not been included in the table above do not represent or result from trends or uncertainties that management reasonably expects will materially impact future operating results, liquidity, or capital resources. These classified loans do not represent material credits about which management is aware of any information that causes management to have serious doubts as to the ability of such borrowers to comply with the loan repayment terms.

SUMMARY OF LOAN LOSS EXPERIENCE

The following table summarizes average loan balances for the year determined using the daily average balances during the year; changes in the allowance for loan losses arising from loans charged off; recoveries on loans previously charged off; additions to the allowance which have been charged to operating expense; and the ratio of net charge-offs during the year to average loans.
	Year Ended December 31,
	2004	2003
	(Dollars in Thousands)
Average amount of loans outstanding	$ 150,704	$ 122,142

Balance of allowance for loan losses at beginning of period	$ 1,866	$ 1,471

Loans charged off:
Installment loans	278	101
Real estate-mortgage	5	2
Commercial	75	33
	358	136

Loans recovered:
Installment loans	19	22
Real estate mortgage	-	9
Commercial	-	5
	19	36

Net charge-offs	339	100

Additions to allowance charged to operating expense during year	732	495

Balance of allowance for loan losses at end of year	2,259	1,866

Ratio of net loans charged off during the year to average loans outstanding	0.22%	0.08%

Allowance for Loan Losses

The allowance for loan losses is maintained at a level that is deemed appropriate by us to adequately cover all known and inherent risks in the loan portfolio. Our evaluation of the loan portfolio includes a periodic review of loan loss experience, current economic conditions that may affect the borrower's ability to pay and the underlying collateral value of the loans.

As of December 31, 2004 and 2003, our allocations of the allowance for loan losses do not specifically correspond to the categories of loans listed below. The following table represents our best estimate for the allocation of the allowance for loan losses to types of loans, as of the indicated dates. The unallocated portion represents excess reserves over our regular reserve calculations.

	December 31, 2004		December 31, 2003
	Amount	Percent of Loans in each category to total loans	Amount	Percent of Loans in each category to total loans
	(Dollars in Thousands)
Commercial, financial and agricultural	$ 199	9.88%	$ 174	10.12%
Real estate -- construction	264	15.72%	216	14.80%
Real estate -- mortgage	851	63.74%	671	67.21%
Consumer, installment and other	290	10.66%	288	7.89%
Specific allocation for rated loans	426	N/A	517	N/A
Unallocated	229	N/A	-	N/A
	$ 2,259	100%	$ 1,866	100%

DEPOSITS

Average amount of deposits and average rates paid thereon, classified as to noninterest-bearing demand deposits, interest-bearing demand deposits, savings deposits, and time deposits, for the year is presented below.

	December 31, 2004		December 31, 2003
	Average Balance (1)	Percent	Average Balance	Percent
	(Dollars in Thousands)		(Dollars in Thousands)
Noninterest-bearing demand deposits	$ 15,639	-%	$ 10,613	-%
Interest-bearing demand deposits & MMDA	41,349	1.57	32,403	1.19
Savings Deposits	3,176	1.20	2,359	1.19
Time Deposits	84,004	3.27	78,253	3.68
	144,168	2.38	123,628	2.67

(1) Average balances were determined using the daily average balances during the year.

The amounts of time certificates of deposit issued in amounts of $100,000 or more as of December 31, 2004 are shown below by category, which is based on time remaining until maturity of (1) three months or less, (2) over three through six months, (3) over six through twelve months, and (4) over twelve months.

(Dollars in Thousands)
Three months or less
6,385
Over three months through six months	4,564
Over six months through twelve months	10,152
Over twelve months	13,355
34,456

RETURN ON ASSETS AND STOCKHOLDERS' EQUITY

The following rate of return information for the year indicated is presented below.

	Years Ended December 31,
	2004	2003

Return on assets (1)	0.92%	0.93%
Return on equity (2)	11.31%	10.89%
Dividend payout ratio (3)	-	-
Equity to assets ratio (4)	8.10%	8.01%

(1) Net income divided by average total assets.

(2) Net income divided by average equity.

(3) Dividends declared per share of common stock divided by net income per share.

(4) Average equity divided by average total assets.